FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2
(Address of principal executive offices)

Attachments:

1.	News Release dated March 16, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.
(Registrant)
Date: March 03, 2006
By:
"Harj Gill"
Harj Gill

Its:      CEO
   (Title)

AMS HOMECARE to Present HRRM at Medtrade Spring March 22-23, 2006

VANCOUVER, British Columbia—March 16, 2006--AMS Homecare (OTCBB:AHCKF), is pleased to announce that the company will be exhibiting and presenting its Wireless2000 Heart Rate Respiration Monitor at the Medtrade Spring Conference & Exposition on March 22-23, 2006 in Las Vegas, at the Las Vegas Convention Centre.

Medtrade Spring 2006 is the Spring Event for the home healthcare industry, including distributors and manufacturers. Medtrade Spring 2005 was attended by more than 5000 home healthcare professional who enjoyed visiting and purchasing from more than 500 exhibitors. Mr. Harj Gill, AMS Homecare CEO and Wireless2000 CEO Mr. Efraim Gavrilovich will be present at the booth to showcase the Heart Rate Respiration Product.

About AMS Homecare
Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, LVA and patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store http://www.65plusstore.com. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at http://www.amshomecare.com.

 About Wireless2000
Wireless 2000 is an engineering development company bringing together highly qualified engineers and scientists with advanced academic degrees and extensive practical experience in RF, wireless communications and Ultra Wideband (UWB) technology. Wireless 2000 is currently developing several products, based on its patented UWB technology, such as Heart & Respiration Rate Monitor, Precision Location & Tracking System and Motion Sensor for securing premises under surveillance.
More information is available at (http://www.wireless2000.com).

For further information contact:

AMS Homecare:
Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Macam Group of Companies:
Jeff Ball, Business Development
Ph: 403 698 3144
Fax: 403 264 9879
sales@macamgroup.com

www.macamgroup.com
www.Finance-Markets.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.